UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026
Commission file number: 001-38203
Mynd.ai, Inc.

(Exact name of Registrant as specified in its charter)
Not applicable

(Translation of Registrant’s name into English)

Maples Corporate Services Limited,
PO Box 309,
Ugland House,
Grand Cayman KY1-1104
Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Yes Form 40-F ☐ No

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard
On June 2, 2026, Mynd.ai, Inc. (the “Company”) received a notice (the "Notice") from the New York Stock Exchange Regulation (the “NYSE”) indicating that the Company is not in compliance with the NYSE American LLC's ("NYSE American") continued listing standards set forth in: (a) Section 1003(a)(i) of the NYSE American Company Guide (the “Company Guide”), which requires a company to have stockholders’ equity of $2.0 million or more if it has reported losses from continuing operations and/or net losses in two of its three most recent fiscal years; and (b) Section 1003(a)(ii) of the Company Guide, which requires a company to have stockholders’ equity of $4.0 million or more if it has reported losses from continuing operations and/or net losses in three of its four most recent fiscal years. The Notice indicates that, because the Company reported stockholders’ deficit of $(17,502,000) at December 31, 2025, and has had losses in three of its four most recent fiscal years ended December 31, 2025, the Company is not in compliance with Sections 1003(a)(i) and (ii) of the Company Guide (the “Deficiency”). The Notice further indicates that the Company is also not currently eligible for any exemption in Section 1003(a) of the Company Guide from the stockholders’ equity requirements.
The Company is now subject to the procedures and requirements set forth in Section 1009 of the Company Guide. In connection with its Deficiency, the Company must submit a plan by July 2, 2026, advising of actions it has taken or will take to regain compliance with the continued listing standards by December 2, 2027 (“Compliance Deadline”).
The Company intends to submit a plan by July 2, 2026 to regain compliance with the continued listing standards by the Compliance Deadline. The Notice has no immediate impact on the listing of the Company’s American Depositary Shares, which will continue to be listed and traded on the NYSE American during the cure period, subject to continued compliance with the other listing requirements of the NYSE American.
If the Company does not submit a plan or if the plan is not accepted, delisting proceedings will commence. Furthermore, if the plan is accepted, but the Company is not in compliance with the continued listing standards by the Compliance Deadline, or if the Company does not make progress consistent with the plan during the plan period, NYSE staff will initiate delisting proceedings as appropriate. The Company may appeal a delisting determination in accordance with Section 1010 and Part 12 of the Company Guide.
On June 5, 2026, the Company issued a press release announcing receipt of the Notice. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
This report on Form 6-K, excluding Exhibit 99.1, shall be deemed to be incorporated by reference into the Company’s registration statements: (i) on Form S-8 (Registration Number: 333-278480) and (ii) on Form F-3 (Registration Number: 333-280853), each as filed with the U.S. Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.
Forward-Looking Statements
Certain statements made in this Form 6-K are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “plan,” “will,” “believe,” “anticipate,” “doubt,” “expect,” “intend,” and similar terms and phrases are used in this Form 6-K to identify forward-looking statements, including statements regarding the Company’s intention to regain compliance with the NYSE American’s continued listing standards. Actual results may differ materially from the results anticipated by the Company’s forward-looking statements due to certain risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s filings with the Securities and Exchange Commission. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and the Company assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.
EXHIBIT INDEX

Exhibit No	Description
99.1	Press Release dated June 5, 2026

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mynd.ai, Inc.

	By:	/s/ Arthur Giterman
	Name:	Arthur Giterman
Date: June 5, 2026	Title:	Chief Executive Officer & Chief Financial Officer